Mail Stop 3561

November 22, 2006

Mark M. Ham IV
Chief Financial Officer
Cagle's, Inc.
2000 Hills Ave., N.W.
Atlanta, GA 30318

>   **Re: Cagle's, Inc.**
>   **Form 10-K for the year ended April 1, 2006**
>   **Filed June 30, 2006**
>   **Form 10-Q for the quarter ended September 30, 2006**
>   **Filed November 9, 2006**
>   **File No. 001-07138**

Dear Mr. Ham:

We have reviewed your response and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended April 1, 2006

Note 1. Summary of Significant Accounting Policies, page 21

c. Revenue Recognition, page 21

1.   We note your revised revenue recognition policy in response to our prior comment number six; however, we also note that you do not address our comments with respect to cost plus arrangements. In this regard, please confirm whether or not you continue the use of cost plus arrangements which were previously disclosed as part of your revenue critical accounting policy in your most recent Form 10-K. If you still employ cost plus arrangements then tell us and revise your disclosures included in MD&A and notes to the financial statements to describe the nature, terms and revenue recognition policy for such arrangements. If the arrangements are not material to your results of operations, then specifically state so.

Note 6. Sales of Facilities, page 25

2.   We note you indicate in your response to prior comment number 10 that you have adjusted the carrying amount of the inactive facility to fair value resulting in a charge of $2,128,000 to cost of sales. Please tell us in further detail why the write-down of such assets was not required until the second quarter of fiscal 2007. As part of your response, please explain in detail how you evaluated the assets of this business for impairment during 2006 and explain why no impairment charge was required. Also, tell us how you determined the fair value of the asset as of September 30, 2006 and provide us with the facts and circumstances which lead you from concluding that you would be able to realize a sales price in excess of the facility's carrying value to impairing the asset due to a significant change in the physical condition and market value of the asset. Also, as previously requested, please tell us and revise future filings to disclose how you accounted for and valued the facility when you foreclose on the collateral. We may have further comment upon receipt of your response.

Form 10-Q for the quarter ended September 30, 2006

Item 2. Management's Discussion and Analysis
For the 13 and 26 weeks ended September 30, 2006
Results of Operations, page 7

3.   We note from your disclosure in the last paragraph of page 7 that the impact from competing industries combined with a large volume of activity in futures trading by hedge funds has cause the price of your raw ingredients to skyrocket over 50% in the last 60 days which will be reflected in following periods' cost of sales. In

this regard, please tell us and revise future filings to discuss whether you believe the significant increase in raw ingredients will have a have a material adverse impact to your results of operations, liquidity and capital resources and if so, discuss the implications such adverse conditions will have on the Company's operating performance. Your revised disclosure should also discuss whether you expect the increase to continue and how management intends mitigate the impact of such unfavorable conditions.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant